UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of onshore fields in Bahia

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Rio de Janeiro, December 17 , 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release dated 09/06/2019, informs that has signed today with Ouro Preto Energia Onshore S.A., wholly-owned subsidiary of 3R Petroleum Óleo e Gás S.A., a contract for the sale all of its stakes in fourteen onshore exploration and production fields, called Recôncavo Cluster, located in the state of Bahia.

The sale value is US$ 250 million, being (i) US$ 10 million paid today; and (ii) US$ 240 million at the closing of the transaction. The amounts do not take into account the adjustments due and the closing of the transaction is subject to compliance with previous conditions, such as approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras internal rules and with the provisions of the special procedure of assignment of exploration rights, development and production of oil, natural gas and other fluid hydrocarbons, provided in Decree 9.355/2018.

This transaction is aligned with the strategy of portfolio optimization and the improvement of the company's capital allocation, focusing its resources increasingly on world-class assets in deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Recôncavo Cluster

The Cluster comprises the onshore fields of Aratu, Ilha de Bimbarra, Mapele, Massui, Candeias, Cexis, Socorro, Dom João, Dom João Mar, Pariri, Socorro Extensão, São Domingos, Cambacica and Guanambi, located in the state of Bahia. Petrobras is the operator with 100% interest in these concessions, with the exception of Cambacica and Guanambi, in which it holds a majority interest of 75% and 80%, respectively. The average production of the Recôncavo Cluster from January to November 2020 was approximately 2,145 barrels of oil per day (bpd) and 465 thousand m³/day of natural gas.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer